August 16, 2006


         VIA EDGAR

         EDGAR Operations Branch
         Division of Investment Management
         Securities and Exchange Commission
         100 F Street, N.E.
         Washington, D.C. 20549

         Attn:    Mr. Rob Lamont

                  Re: Withdrawal of Registration Statement on Form N-1A Met Investors Series Trust
                  Accession Number:0000908737-06-000585
                  (File No.:  333-136665 and 811-10183)

         Ladies and Gentlemen:

                  Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the above-captioned registration statement filed on Form N-1A on August 16, 2006 (the "Registration Statement") for Met Investors Series Trust (the "Trust"). This filing was filed under the wrong form type.

                  Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto," which is to be placed in the file for the Registration Statement.

                  Please direct all inquiries to John Chilton of Sullivan & Worcester LLP at 202-775-1213.

                                Very truly yours,

                                \s\ John Chilton

                                  John Chilton